 Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD. ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS AND SIX MONTHS

ENDED JUNE 30, 2023

Singapore, September 5, 2023: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company” or “we” or “us” or “our”), a global provider of maritime transportation services predominantly in the drybulk sector, today announced its earnings results for the three months and six months ended June 30, 2023.

Financial Highlights for the Three Months Ended June 30, 2023

●	Revenues of $109.1 million

●	Gross profit of $16.4 million

●	Profit for the period and attributable to owners of the Company of $5.5 million, or $0.28 per ordinary share

●	Adjusted net income of $5.5 million, or $0.28 per ordinary share(1)

●	Adjusted EBITDA of $24.3 million(1)

●	Handysize and supramax/ultramax TCE per day of $11,594 and $15,215, respectively(1)

Financial Highlights for the Six Months Ended June 30, 2023

●	Revenues of $185.9 million

●	Gross profit of $23.5 million

●	Profit for the period and attributable to owners of the Company of $1.2 million, or $0.06 per ordinary share

●	Adjusted net income of $1.2 million, or $0.06 per ordinary share(1)

●	Adjusted EBITDA of $40.0 million(1)

●	Handysize and supramax/ultramax TCE per day of $10,542 and $13,968, respectively(1)

●	Period end cash and cash equivalents of $83.3 million and restricted cash of $7.0 million

(1) Adjusted EBITDA, Adjusted net income/(loss) and TCE per day are non-GAAP financial measures. For the definitions of these non-GAAP financial measures and the reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

Operational & Corporate Highlights for the Three Months Ended June 30, 2023

●	On May 4, 2023, we entered into a contract to charter-out the 2017-built supramax bulk carrier IVS Swinley Forest for 12 months.

●	On May 25, 2023, we exercised the purchase option on the chartered-in 2016-built supramax bulk carrier, IVS Hayakita, with delivery planned on or about September 28, 2023. The vessel will remain chartered-in at her original contract rate until delivery to us.

●	On June 9, 2023, the Company completed the previously disclosed sale of the 2014-built handysize bulk carrier, IVS Kestrel for $17.3 million (before costs). Approximately $7.0 million debt was repaid on the Company’s $114.1 million senior secured credit facility and the sale generated net proceeds to the Company of $10.3 million after the debt repayment. Following delivery to the new owners, IVS Kestrel was chartered-in for 11 to 13 months and has two one-year options to extend the charter.

●	On June 27, 2023, we entered into a contract to sell the 2011-built handysize bulk carrier, IVS Orchard for a price of $10.8 million (before costs). The vessel is unencumbered.

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Recent Developments

●	On July 11, 2023, we exercised the option to extend the firm charter-in period of the 2016-built supramax bulk carrier IVS Windsor for 12 months.

●	On July 13, 2023, we announced an EGM to be held on August 10, 2023 to propose a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million.

●	On July 17, 2023, we exercised the option to extend the firm charter-in period of the 2014-built supramax bulk carrier IVS Naruo for 12 months.

●	On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company Taylor Maritime Investments Limited (“TMI”). The acquisition, which is at an agreed price consistent with two independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board.

●	On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, Steady Sarah, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company TMI). The acquisition, which is at an agreed price consistent with three independent broker valuations obtained in connection with the transaction, was unanimously approved by the disinterested members of the Board. We took delivery of the handysize bulk carrier on July 28, 2023.

●	On August 4, 2023, we delivered the 2011-built handysize bulk carrier, IVS Orchard, to her new owners.

●	On August 10, 2023, a special resolution was passed at an EGM for a capital reduction which would result in a total cash distribution up to a maximum of $45.0 million. The Company does not intend to declare any further dividends for 2023 in light of the cash distribution.

●	On August 24, 2023, we entered into an en-bloc deal to sell the 2015-built ultramax bulk carrier, IVS Bosch Hoek and the 2016-built ultramax bulk carrier, IVS Hayakita for $46.5 million (before costs) with delivery to the the new owner planned on or about September 30, 2023. We can provide no assurances that the delivery will take place by that time or at all.

●	As of August 29, 2023, we have contracted the following TCE per day for the third quarter of 2023 (1):

-	Handysize: approximately 1,353 operating days(2) at an average TCE per day of approximately $9,965

-	Supramax/ultramax: approximately 1,327 operating days(2) at an average TCE per day of approximately $12,810

(1) TCE per day is a non-GAAP financial measure. For the definition of this non-GAAP financial measure and the reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to the definitions and reconciliations in “Non-GAAP Financial Measures” at the end of this press release.

(2) Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

CEO Commentary

Edward Buttery, the Chief Executive Officer, commented:

“In addition to continuing to reduce debt through select asset sales, significant steps were taken to enhance the profile of the Grindrod fleet during the period as we strike a balance between deleveraging while maintaining a core, modern fleet of predominantly Japanese geared bulk carriers. Furthermore, those asset sales have resulted in surplus cash for distribution to shareholders. Despite recent weaker charter market conditions, asset values are still above historical averages suggesting a positive outlook remains for the geared dry bulk segment given the limited supply of ships over the medium to long-term after a long period of low fleet growth. In the near-term, re-stocking in China should result in improved rates towards the end of the year followed by what we expect to be a structural recovery, albeit a gentle one, in the Chinese economy in 2024. We continue to focus on the path to realising synergies from the combined management of Grindrod and TMI fleets ensuring we’re in a strong position to capitalise on the improved earnings environment when it arrives.”

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Unaudited Results for the Three Months Ended June 30, 2023 and 2022

Revenue was $109.1 million for the three months ended June 30, 2023 and $161.6 million for the three months ended June 30, 2022. Vessel revenue was $56.8 million for the three months ended June 30, 2023 and $131.5 million for the three months ended June 30, 2022. Revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days that was partially offset by the revenue generated from the sale of two handysize vessels and a supramax/ultramax vessel in the second quarter of 2023 compared to the sale of one medium range tanker in the second quarter of 2022 (included in the Other segment under a bareboat charter). Short-term operating days decreased due to the redelivery of the short-term vessels due to reduced demand for drybulk tonnage brought about by a global slowdown in GDP growth and higher interest rates.

Our handysize total revenue and supramax/ultramax total revenue was $51.6 million and $57.5 million, respectively, for the three months ended June 30, 2023, and $52.6 million and $78.2 million, respectively, for the three months ended June 30, 2022. Handysize vessel revenue and supramax/ultramax vessel revenue was $22.3 million and $34.4 million, respectively, for the three months ended June 30, 2023, and $52.4 million and $78.2 million, respectively, for the three months ended June 30, 2022. The results for the three months ended June 30, 2023 were negatively impacted by weaker spot markets and a reduction in short-term operating days. Handysize ship sale revenue and supramax/ultramax ship sale revenue was $29.3 million and $23.0 million, respectively, for the three months ended June 30, 2023, which was due to the sale of two handysize vessels and a supramax/ultramax vessel in the second quarter of 2023 compared to no sales for the same period in 2022.

Handysize TCE per day was $11,594 per day for the three months ended June 30, 2023 and $27,479 per day for the three months ended June 30, 2022. Supramax/ultramax TCE per day was $15,215 per day for the three months ended June 30, 2023 and $31,021 per day for the three months ended June 30, 2022.

Cost of sales was $92.6 million for the three months ended June 30, 2023 and $97.0 million for the three months ended June 30, 2022. Cost of sales decreased primarily as a result of decreased voyage expenses due to a reduction in short-term operating days and lower charter-in costs on short-term charters as spot rates weakened during the second quarter of 2023 which was partially offset by the sale of two handysize vessels and a supramax/ultramax vessel in the second quarter of 2023 compared to the sale of one medium range tanker in the second quarter of 2022 (included in the Other segment under a bareboat charter).

Our handysize segment and supramax/ultramax segment cost of sales was $45.3 million and $48.1 million, respectively, for the three months ended June 30, 2023 and $24.8 million and $42.6 million, respectively, for the three months ended June 30, 2022. Cost of sales increased due to the sale of a two handysize and a supramax/ultramax vessel in the second quarter of 2023 compared to the sale of one medium range tanker in the second quarter of 2022 (included in the Other segment under a bareboat charter), which was partially offset by a decrease in voyage expenses and charter hire as a result of the weaker market.

Handysize voyage expenses and supramax/ultramax voyage expenses were $5.9 million and $12.1 million, respectively, for the three months ended June 30, 2023 and $9.6 million and $13.1 million, respectively, for the three months ended June 30, 2022. Handysize charter hire expense and supramax/ultramax charter hire expense were $2.3 million and $0.9 million, respectively, for the three months ended June 30, 2023 and $4.7 million and $13.9 million, respectively, for the three months ended June 30, 2022. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $7.6 million and $4.3 million, respectively, for the three months ended June 30, 2023, and $7.2 million and $4.2 million, respectively, for the three months ended June 30, 2022. Handysize vessel operating costs per day were $6,076 per day for the three months ended June 30, 2023 and $5,247 per day for the three months ended June 30, 2022. Vessel operating costs per day were higher in the handysize drybulk carrier segment for the three months ended June 30, 2023 in comparison to the three months ended June 30, 2022 due to increased repairs on certain of the older vessels and the increased costs of lubricating oil. Supramax/ultramax vessel operating costs were $5,641 per day for the three months ended June 30, 2023 and $5,139 per day for the three months ended June 30, 2022. Vessel operating costs per day were higher in the supramax/ultramax drybulk carrier segment for the three months ended June 30, 2023 in comparison to the three months ended June 30, 2022 due to increased repair costs on a small number of vessels and the increased costs of lubricating oil.

During the three months ended June 30, 2023, out of 1,470 operating days in the supramax/ultramax segment, 92.9% were fulfilled with owned/long-term chartered-in vessels and the remaining 7.1% with short-term chartered-in vessels compared to 2,099 operating days in the supramax/ultramax segment, 68.3% were fulfilled with owned/long-term chartered-in vessels and the remaining 31.7% with short-term chartered-in vessels for the three months ended June 30, 2022.

Gross profit was $16.4 million for the three months ended June 30, 2023 and $64.6 million for the three months ended June 30, 2022.

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Other operating income was $0.2 million for the three months ended June 30, 2023 and $4.1 million for the three months ended June 30, 2022. The decrease is primarily due to the reversal of impairment loss on vessels for the three months ended June 30, 2022.

Administrative expense was $7.0 million for the three months ended June 30, 2023 and $7.6 million for the three months ended June 30, 2022. The decrease was due to a reduced staff incentive accrual and no accrual for the forfeitable share incentive scheme due to the settlement and termination of the scheme in December 2022, which was partially offset by increased travel expenses and increased insurance costs relating to the TMI transaction in December 2022.

Interest income was $0.6 million for the three months ended June 30, 2023 and $0.2 million for the three months ended June 30, 2022.

Interest expense was $4.5 million for the three months ended June 30, 2023 and $4.3 million for the three months ended June 30, 2022. The increase is primarily due to the increase in interest rates.

Income tax expense remained flat at $0.2 million for the three months ended June 30, 2023 and June 30, 2022.

Profit for the three months ended June 30, 2023 was $5.5 million compared to a profit of $56.8 million for the three months ended June 30, 2022.

Unaudited Results for the six months ended June 30, 2023 and 2022

Revenue was $185.9 million for the six months ended June 30, 2023 and $271.9 million for six months ended June 30, 2022. Vessel revenue was $109.6 million for the six months ended June 30, 2023 and $241.7 million for the six months ended June 30, 2022. Revenue decreased due to weakening market conditions in the drybulk business and a reduction in short-term operating days, partially offset with the sale of two handysize and two supramax/ultramax vessels compared to the sale of a medium range tanker in the first half of 2022 (included in the Other segment under a bareboat charter).

Our handysize total revenue and supramax/ultramax total revenue was $71.8 million and $114.0 million, respectively, for the six months ended June 30, 2023 and $88.8 million and $151.0 million, respectively, for the six months ended June 30, 2022. Handysize vessel revenue and supramax/ultramax vessel revenue was $42.5 million and $67.0 million, respectively, for the six months ended June 30, 2023 and $88.6 million and $151.0 million, respectively, for the six months ended June 30, 2022. The results were negatively impacted by the weaker spot market rates and a reduction in short-term operating days. Handysize ship sale revenue and supramax/ultramax ship sale revenue was $29.3 million and $46.9 million, respectively, for the six months ended June 30, 2023 due to the sale of two handysize and two supramax/ultramax vessels compared to no ship sales for the same period in 2022.

Handysize TCE per day was $10,542 per day for the six months ended June 30, 2023 and $24,990 per day for the six months ended June 30, 2022. Supramax/ultramax TCE per day was $13,968 per day for the six months ended June 30, 2023 and $27,604 per day for the six months ended June 30, 2022.

Cost of sales was $162.4 million for the six months ended June 30, 2023 and $166.6 million for the six months ended June 30, 2022. The decreased costs are primarily as a result of decreased voyage expenses due to decrease in the number of short-term operating days and lower charter-in costs on short-term charters as spot rates weakened during the first half of 2023 which was partially offset by the sale of two handysize and two supramax/ultramax vessels in the first half of 2023 compared to the sale of one medium range tanker for the same period in 2022 (included in the Other segment under a bareboat charter).

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales was $64.9 million and $99.0 million, respectively, for the six months ended June 30, 2023 and $45.2 million and $92.1 million, respectively, for the six months ended June 30, 2022.

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Our handysize voyage expenses and supramax/ultramax voyage expenses was $12.6 million and $23.2 million, respectively, for the six months ended June 30, 2023 and $14.9 million and $31.5 million, respectively, for the six months ended June 30, 2022. Handysize charter hire expenses and supramax/ultramax charter hire expenses were $3.3 million and $4.1 million for the six months ended June 30, 2023 and $5.9 million, and $28.6 million for the six months ended June 30, 2022. Handysize vessel operating costs and supramax/ultramax vessel operating costs were $15.7 million and $9.2 million for the six months ended June 30, 2023 and $14.8 million, and $8.7 million for the six months ended June 30, 2022. Handysize vessel operating costs per day were $6,011 per day for the six months ended June 30, 2023 and $5,461 per day for the six months ended June 30, 2022. These increases were primarily due to increased repairs on certain older vessels and an increase in cost of lubricating oils. Supramax/ultramax vessel operating costs per day were $5,610 per day for the six months ended June 30, 2023 and $5,338 per day for the six months ended June 30, 2022. These increases were primarily due to repair costs on a small number of vessels and increased cost of lubricating oils.

Gross profit was $23.5 million for the six months ended June 30, 2023 and $105.3 million for the six months ended June 30, 2022.

Other operating income was $0.1 million for the six months ended June 30, 2023 and $3.8 million for the six months ended June 30, 2022. The decrease is primarily due to the reversal of impairment loss on vessels for the six months ended June 30, 2022.

Administrative expense was $14.0 million for the six months ended June 30, 2023 and $15.9 million for the six months ended June 30, 2022. The decrease was due to a reduced staff incentive accrual and no accrual for the forfeitable share incentive scheme due to the settlement and termination of the scheme in December 2022, which was partially offset by increased travel expenses and insurance costs relating to the TMI transaction in December 2022.

Interest income was $1.0 million for the six months ended June 30, 2023 and $0.3 million for the six months ended June 30, 2022.

Interest expense was $9.0 million for the six months ended June 30, 2023 and $7.4 million for the six months ended June 30, 2022. The increase is primarily due to the increase in interest rates.

Income tax expense remained flat at $0.3 million for the six months ended June 30, 2023 compared to six months ended June 30, 2022.

Profit for the six months ended June 30, 2023 was to $1.2 million and $85.8 million for the six months ended June 30, 2022.

Net cash flows generated from operating activities was $90.8 million for the six months ended June 30, 2023 and $137.8 million for the six months ended June 30, 2022. Net cash utilised in investing activities was $0.1 million for the six months ended June 30, 2023 and $0.1 million for the six months ended June 30, 2022. Net cash flows used in financing activities was $53.7 million for the six months ended June 30, 2023 and $81.6 million for the six months ended June 30, 2022.

As of June 30, 2023, we had cash and cash equivalents of $83.3 million and restricted cash of $7.0 million.

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About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned, long-term and short-term chartered-in drybulk vessels predominantly in the handysize and supramax/ultramax segments. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a core fleet of 29 vessels consisting of 14 handysize drybulk carriers and 15 supramax/ultramax drybulk carriers. The Company is based in Singapore, with offices in London, Durban, Tokyo and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Fleet Table

The following table sets forth certain summary information regarding our fleet as of the date of this press release.

Drybulk Carriers — Owned Fleet (21 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial(1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial(1)
IVS Phinda	2014	Japan	37,720	IVS Commercial(1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet(2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie(2)	2011	Japan	28,240	IVS Handysize Pool
IVS Knot(2)	2010	Japan	33,140	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Steady Sarah	2011	Japan	38,468	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix(2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

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Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-in Period (4)	Purchase Option Price (Millions)		Type of Employment
Handysize – Eco
IVS Kestrel(5)	2014	Japan	32,770	2023-24		$-	IVS Handysize Pool
Supramax/Ultramax – Eco
Aries Karin(6)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi(7)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach(8)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	2023-26	$	~21.2	IVS Supramax Pool
IVS Windsor(10)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek(11)	2014	Japan	57,950	2023		$-	IVS Supramax Pool
IVS Naruo(12)	2014	Japan	60,030	2023-24	$	~12.4	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(2)	IVS Knot, IVS Kinglet, IVS Magpie and IVS Phoenix have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire IVS Knot, IVS Kinglet and IVS Magpie commencing in 2021 and IVS Phoenix in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	IVS Bosch Hoek has been contracted for sale and is planned to deliver to the new owners on or about September 30, 2023.

(4)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.

(5)	Chartered-in until Q2 2024 with two one-year options to extend.

(6)	Chartered-in until Q4 2024 with one-year option to extend.

(7)	Chartered-in until Q4 2023 with one-year option to extend. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)	Chartered-in until Q3 2023 with one-year option to extend. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(9)	Chartered-in until Q3 2023. The purchase option has been exercised on May 25, 2023 and the IVS Hayakita has been contracted for sale and is planned to deliver to new owners on or about September 28, 2023. The Japanese Yen component has been converted at a rate of 138 to $1 and excludes estimated 50/50 profit sharing with vessel owner.

(10)	Chartered-in until Q3 2024 with one one-year option and one nine-month option to extend.

(11)	Chartered-in for a period of 9 to 14 months commencing March 11, 2023.

(12)	Chartered-in until Q4 2024. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted at a rate of 145 Yen to $1.

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Unaudited Segment Information

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Drybulk Carriers Business
Handysize Segment
Revenue	$51,605	$52,570	$71,847	$88,815
Cost of sales	(45,329)	(24,786)	(64,925)	(45,160)
Gross Profit	6,276	27,784	6,922	43,655
Supramax/Ultramax Segment
Revenue	$57,460	$78,246	$114,003	$150,990
Cost of sales	(48,069)	(42,641)	(99,038)	(92,137)
Gross Profit	9,391	35,605	14,965	58,853

Selected Historical and Statistical Data of Our Operating Fleet

Set forth below are selected historical and statistical data of our operating fleet for the three months ended June 30, 2023 and 2022 and the six months ended June 30, 2023 and 2022 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day and vessel operating costs per day which are non-GAAP measures. For a discussion of certain of these measures, see “Non-GAAP Financial Measures” at the end of this press release.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Drybulk Carriers Business
Handysize Segment
Calendar days(1)	1,435	1,597	2,900	3,040
Available days(2)	1,435	1,574	2,873	3,013
Operating days(3)	1,420	1,560	2,840	2,952
Owned fleet operating days(4)	1,243	1,328	2,548	2,627
Long-term charter-in days(5)	19	-	19	-
Short-term charter-in days(6)	158	232	273	325
Fleet utilization(7)	99.0%	99.1%	98.9%	98.0%
TCE per day(8)	$11,594	$27,479	$10,542	$24,990
Vessel operating costs per day(9)	$6,076	$5,247	$6,011	$5,461

Supramax/Ultramax Segment
Calendar days(1)	1,501	2,123	3,249	4,365
Available days(2)	1,501	2,123	3,210	4,365
Operating days(3)	1,470	2,099	3,137	4,328
Owned fleet operating days(4)	751	819	1,578	1,626
Long-term charter-in days(5)	615	614	1,222	1,233
Short-term charter-in days(6)	104	666	337	1,469
Fleet utilization(7)	97.9%	98.9%	97.7%	99.2%
TCE per day(8)	$15,215	$31,021	$13,968	$27,604
Vessel operating costs per day(9)	$5,641	$5,139	$5,610	$5,338

(1)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(2)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.
(3)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.
(4)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

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(5)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if we previously owned the vessels or the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.
(6)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(7)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.
(8)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.
(9)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Non-GAAP Financial Measures” below for a discussion of vessel operating costs per day.

9

Unaudited Condensed Consolidated Statement of Financial Position

	30 June 2023	31 December 2022
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	85,912	52,228
Trade receivables	6,577	11,290
Contract assets	1,192	1,313
Other receivables and prepayments	16,924	25,066
Due from related party	191	-
Derivative financial instruments	64	51
Inventories	12,532	15,278
Tax recoverable	50	-
Total current assets	123,442	105,226

Non-current assets
Restricted cash	4,443	4,342
Ships, property, plant and equipment	332,339	407,552
Right-of-use assets	40,866	26,039
Interest in joint ventures	8	8
Intangible assets	162	186
Other receivables and prepayments	3,123	860
Other investments	3,363	3,714
Deferred tax assets	991	1,304
Total non-current assets	385,295	444,005

Total assets	508,737	549,231

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	15,036	29,599
Contract liabilities	3,121	4,369
Due to joint ventures	39	43
Lease liabilities	36,414	22,058
Bank loans and other borrowings	20,057	33,330
Retirement benefit obligation	113	125
Derivative financial instruments	117	138
Provisions	243	592
Income tax payable	291	423
Total current liabilities	75,431	90,677

Non-current liabilities
Trade and other payables	-	140
Lease liabilities	3,372	4,055
Bank loans and other borrowings	141,023	165,638
Retirement benefit obligation	1,105	1,272
Total non-current liabilities	145,500	171,105

Capital and reserves
Share capital	320,683	320,683
Other equity and reserves	(24,407)	(24,686)
Accumulated losses	(8,470)	(8,548)
Total equity	287,806	287,449

Total equity and liabilities	508,737	549,231

10

 Unaudited Condensed Consolidated Statement of Profit or Loss

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars, other than per share data)	2023	2022	2023	2022

Revenue	$109,065	$161,582	$185,850	$271,868
Cost of sales
Voyage expenses	(17,935)	(22,712)	(35,807)	(46,389)
Vessel operating costs	(11,246)	(10,699)	(23,435)	(22,102)
Charter hire costs	(3,159)	(18,579)	(7,316)	(34,533)
Depreciation of ships, drydocking and plant and equipment– owned assets	(6,274)	(7,262)	(13,785)	(15,474)
Depreciation of ships and ship equipment – right-of-use assets	(7,804)	(8,779)	(15,611)	(17,527)
Other income (expenses)	(313)	971	(74)	(621)
Cost of ship sale	(45,888)	(29,925)	(66,343)	(29,925)
Gross profit	16,446	64,597	23,479	105,297
Other operating income	217	4,096	125	3,783
Administrative expense	(7,007)	(7,629)	(14,009)	(15,890)
Share of losses of joint ventures	-	(1)	-	1
Interest income	630	166	984	269
Interest expense	(4,517)	(4,305)	(9,040)	(7,374)
Profit before taxation	5,769	56,924	1,539	86,086
Income tax expense	(228)	(160)	(292)	(291)
Profit for the period	5,541	56,764	1,247	85,795

Profit per share attributable to owners of the Company:
Basic	$0.28	$2.99	$0.06	$4.56
Diluted	$0.28	$2.92	$0.06	$4.45

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Unaudited Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June	2023	2022
	US$’000	US$’000
Operating activities
Profit for the period	1,247	85,795
Adjustments for:
Share of losses of joint ventures	-	(1)
Gain on disposal of ships	(9,862)	(57)
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	-	(30)
Depreciation and amortisation	30,355	33,543
Reversal of impairment loss recognised on ships	-	(4,073)
Reversal of impairment loss recognised on financial assets	-	(30)
Provision for onerous contracts reversed	(349)	(25)
Recognition of share-based payments expense	-	1,392
Net foreign exchange (gain) loss	(167)	117
Interest expense	9,040	7,374
Interest income	(984)	(269)
Income tax expense	292	291
Operating cash flows before movements in working capital and ships	29,572	124,027
Inventories	2,743	(6,167)
Trade receivables, other receivables and prepayments	10,435	(7,722)
Contract assets	121	578
Trade and other payables	(13,636)	132
Contract liabilities	(1,248)	4,598
Due to related parties	(195)	-
Operating cash flows before movement in ships	27,792	115,446
Capital expenditure on ships	(2,310)	(1,041)
Proceeds from disposal of ships	73,601	29,481
Net cash generated from operations	99,083	143,886
Interest paid	(9,027)	(6,059)
Interest received	984	269
Income tax paid	(273)	(266)
Net cash flows generated from operating activities	90,767	137,830

Investing activities
Repayment of loans and amount due from joint ventures	-	39
Purchase of plant and equipment	(48)	(85)
Purchase of intangible assets	(85)	(75)
Proceeds from disposal of plant and equipment	-	62
Net cash used in investing activities	(133)	(59)

Financing activities
Payment of principal portion of bank loans and other borrowings	(37,901)	(38,295)
Principal repayments on lease liabilities	(17,571)	(20,656)
Restricted cash	2,981	(133)
Dividends paid	(1,169)	(22,561)
Net cash flows used in financing activities	(53,660)	(81,645)

Net increase in cash and cash equivalents	36,974	56,126
Cash and cash equivalents at the beginning of the period	46,561	104,243
Effect of exchange rate changes on the balance of cash held in foreign currencies	(208)	(340)
Cash and cash equivalents at the end of the period	83,327	160,029

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Non-GAAP Financial Measures

The financial information included in this press release includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day

TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during the relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during the relevant period and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per day amounts.

Below is a reconciliation from revenue to TCE revenue for the three month periods ended June 30, 2023 and 2022.

	Three months ended June 30,
	2023			2022
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	22,328	(5,865)	16,463	52,446	(9,579)	42,867
Supramax/ultramax	34,436	(12,070)	22,366	78,246	(13,133)	65,113
Other	-			788
Ship sale revenue	52,273			29,981
Other revenue	28			121
Revenue	109,065			161,582

Below is a reconciliation from revenue to TCE revenue for the six month periods ended June 30, 2023 and 2022.

	Six months ended June 30,
	2023			2022
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	42,519	(12,579)	29,940	88,637	(14,866)	73,771
Supramax/ultramax	67,047	(23,228)	43,819	150,990	(31,522)	119,468
Other	-			2,082
Ship sale revenue	76,205			29,981
Other revenue	79			178
Revenue	185,850			271,868

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Vessel operating costs per day

Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before income tax expense, interest income, interest expense, share of profits (losses) of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between Profit for the period to EBITDA and Adjusted EBITDA for the three month periods ended June 30, 2023 and 2022 and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022	2023	2022
Profit for the period	$5,541	$56,764	$1,247	$85,795
Adjusted for:
Income tax expense	228	160	292	291
Interest income	(630)	(166)	(984)	(269)
Interest expense	4,517	4,305	9,040	7,374
Share of losses of joint ventures	-	1	-	(1)
Depreciation and amortization	14,644	16,308	30,355	33,543

EBITDA	24,300	77,372	39,950	126,733

Adjusted for
Reversal of impairment recognized on ships	-	(4,073)	-	(4,073)
Share-based compensation	-	598	-	1,392

Adjusted EBITDA	24,300	73,897	39,950	124,052

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Adjusted net income and Adjusted Earnings per share

Adjusted net income is defined as profit for the period attributable to the owners of the Company adjusted for reversal of impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and fees incurred for shareholder-related transactions. Adjusted Earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between profit for the period attributable to the owners of the Company to Adjusted net income for the three month periods ended June 30, 2023 and 2022 and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars)	2023	2022	2023	2022

Profit for the period	$5,541	$56,764	$1,247	$85,795
Adjusted for:
Reversal of impairment loss recognized on ships	-	(4,073)	-	(4,073)
Share based compensation	-	598	-	1,392
Adjusted net income	5,541	53,289	1,247	83,114

Weighted average number of shares on which the profit per share and adjusted earnings per share has been calculated	19,472,008	18,958,025	19,472,008	18,819,474
Effect of dilutive potential ordinary shares	-	460,637	-	460,637
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted adjusted earnings per share	19,472,008	19,418,662	19,472,008	19,280,111

Basic profit per share	$0.28	$2.99	$0.06	$4.56
Diluted profit per share	0.28	2.92	$0.06	$4.45

Basic adjusted earnings per share	$0.28	$2.81	$0.06	$4.42
Diluted adjusted earnings per share	0.28	2.74	$0.06	$4.31

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Headline earnings and Headline earnings per share

The Johannesburg Stock Exchange, or JSE, requires that we calculate and publicly disclose Headline earnings per share and diluted Headline earnings per share. Headline earnings per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings for the period represents profit for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Profit for the period attributable to owners of the Company to Headline earnings for the three month periods ended June 30, 2023 and 2022 and six months ended June 30, 2023 and 2022.

	Three months ended June 30,		Six months ended June 30,
(In thousands of U.S. dollars, except per share data)	2023	2022	2023	2022

Profit for the period	$5,541	$56,764	$1,247	$85,795
Reversal of Impairment loss recognized on ships	-	(4,073)	-	(4,073)
Headline earnings	5,541	52,691	1,247	81,722

Weighted average number of shares on which the profit per share and headline earnings per share has been calculated	19,472,008	18,958,025	19,472,008	18,819,474
Effect of dilutive potential ordinary shares	-	460,637	-	460,637
Weighted average number of ordinary shares for the purpose of calculating diluted profit per share and diluted headline earnings per share	19,472,008	19,418,662	19,472,008	19,280,111

Basic profit per share	$0.28	$2.99	$0.06	$4.56
Diluted profit per share	0.28	2.92	$0.06	$4.45

Basic headline earnings per share	$0.28	$2.78	$0.06	$4.34
Diluted headline earnings per share	0.28	2.71	$0.06	$4.24

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act 1995 with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk market, and the duration of these effects; cyclicality of the drybulk market, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk shipping industry, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; changes in Grindrod Shipping’s business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk industry; seasonal fluctuations within the drybulk industry; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute its growth strategy; international political and economic conditions including additional tariffs imposed by China and the United States; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine and tensions between China and Taiwan; fluctuations in interest rates and foreign exchange; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; and the other factors set out in “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 23, 2023. Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events except as required by law.

Company Contact: Edward Buttery CEO Grindrod Shipping Holdings Ltd. 1 Temasek Avenue, #10-02 Millenia Tower, Singapore, 039192 Email: ir@grindrodshipping.com Website: www.grinshipping.com	Investor Relations: Email: ir@grindrodshipping.com

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